As filed with the Securities and Exchange Commission on July 24, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALTERA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

021441100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Katherine E. Schuelke

Vice President, General Counsel and Secretary

101 Innovation Drive

San Jose, California 95134

(408) 544-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert M. Mattson

Jaclyn Liu

425 Market Street

San Francisco, California 94105

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,907,038	$58.55

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all outstanding options as of July 20, 2007 eligible for tender covering an aggregate of 77,208 shares of common stock of Altera Corporation having an aggregate maximum value of $1,907,038 as of July 18, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP NO. 67066G 10 4

SCHEDULE TO

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Option Grants, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the section entitled Summary Term Sheet Of Offer to Amend Eligible Option Grants and the section entitled Summary of Terms & Frequently Asked Questions is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Altera Corporation, a Delaware corporation (the “Company”), the address of its principal executive office is 101 Innovation Drive, San Jose, California 95134 and the telephone number of its principal executive office is (408) 544-7000. The information set forth in the Offering Memorandum under Section 15, Information About Altera, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering Eligible Optionees (as defined in the Offering Memorandum) the opportunity to amend certain portions of certain stock options to purchase the Company’s common stock under the Company’s 1996 Stock Option Plan to include new restrictions on the exercisability of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in the Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are subject to the Offer are the ones granted on December 20, 2000 under the 1996 Stock Option Plan (the “Eligible Option Grant”), which the Company has determined were granted with an exercise price per share that was less than the fair market value per share of the Company common stock underlying the option on the option’s grant date. Only that portion of the Eligible Option Grant that has the following characteristics is subject to the Offer (the “Eligible Portion”):

•	is beneficially owned by current employees of the Company as of July 23, 2007 who are employees of the Company on the date the Offer expires;

•	may have vested after December 31, 2004; and

•	are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

The Offer is currently set to expire at 5:00 p.m., Pacific Time, on Tuesday, August 31, 2007 but may be extended (the “Expiration Time”). Eligible Optionees who elect to amend the Eligible Portion of their Eligible Option Grant will receive an email within three business days after the Expiration Time confirming their amendments and elections, pursuant to which the Eligible Portions of the Eligible Option Grants will be amended to expire as instructed by the Eligible Optionees, but in any event, on or before the existing expiration date of such Eligible Option Grant. The subject class of securities consists of the Eligible Option Grants. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to the Eligible Option Grants tendered for amendment by Eligible Optionees. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offering Memorandum under the section entitled Summary Term Sheet of Offer to Amend Eligible Option Grants, the section entitled Summary of Terms & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, Section 2, Purpose of the Offer, Section 3, Status of Eligible Option Grants Not Amended in the Offer, Section 4, Procedures for Amending Eligible Option Grants, Section 5, Change in Election, Section 6, Acceptance of Eligible Option Grants for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, Section 13, Extension of Offer; Termination; Amendment, and Section 17, Forward-Looking Statement; Miscellaneous is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference. The Altera Corporation 1996 Stock Option Plan, pursuant to which the Eligible Option Grants have been granted, is attached hereto as Exhibit 99.(d)(1)(A), contains information regarding the subject securities, and is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. At present, the board of directors is composed of six members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification, Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Option Grants; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer, and Section 14, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended December 29, 2006, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2007, including all materials incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2007, filed with the SEC on May 8, 2007, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 15, Information About Altera, Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on Page ii of the Offering Memorandum), is incorporated herein by reference. The Company’s Annual Report on Form 10-K, and Quarterly Report on 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2) The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

SCHEDULE TO

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Option Grants, dated July 24, 2007.

99.(a)(1)(B)	Email of Announcement of Offer.

99.(a)(1)(C)	Frequently Asked Questions: Section 409A.

99.(a)(1)(D)	Employee Presentation Materials.

99.(a)(1)(E)	Form of Eligible Option Grant Detail Statement.

99.(a)(1)(F)	Election Form

99.(a)(1)(G)	Form of Email Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(H)	Form of Email Final Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(I)	Altera Corporation’s Annual Report on Form 10-K, for its fiscal year ended December 29, 2006, filed with the SEC on February 27, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Altera Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended March 30, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	Altera Corporation’s 1996 Stock Option Plan, as amended effective as of May 11, 2004 (incorporated by reference herein to Altera Corporation’s Current Report on Form 8-K filed with the SEC on April 26, 2005).

99.(d)(1)(B)	Form of Stock Option Agreement under 1996 Stock Option Plan (incorporated by reference to Altera Corporation’s Annual Report on Form 10-K for the fiscal year ended December 27, 2002, filed with the SEC on March 11, 2003).

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007

ALTERA CORPORATION

By:	/s/ Katherine E. Schuelke
Katherine E. Schuelke
Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Option Grants, dated July 24, 2007.

99.(a)(1)(B)	Email of Announcement of Offer.

99.(a)(1)(C)	Frequently Asked Questions: Section 409A.

99.(a)(1)(D)	Employee Presentation Materials.

99.(a)(1)(E)	Form of Eligible Option Grant Detail Statement.

99.(a)(1)(F)	Election Form.

99.(a)(1)(G)	Form of Email Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(H)	Form of Email Final Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(I)	Altera Corporation’s Annual Report on Form 10-K, for its fiscal year ended December 29, 2006, filed with the SEC on February 27, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Altera Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended March 30, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	Altera Corporation’s 1996 Stock Option Plan, as amended effective as of May 11, 2004 (incorporated by reference herein to Altera Corporation’s Current Report on Form 8-K filed with the SEC on April 26, 2005).

99.(d)(1)(B)	Form of Stock Option Agreement under 1996 Stock Option Plan (incorporated by reference to Altera Corporation’s Annual Report on Form 10-K for the fiscal year ended December 27, 2002, filed with the SEC on March 11, 2003).

99.(g)	Not applicable.

99.(h)	Not applicable.